UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

SECTION 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

SECTION 13d-2(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

(AMENDMENT NO. 6)

CREXUS INVESTMENT CORP.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

226553 105

(CUSIP Number)

R. Nicholas Singh, Esq.

Chief Legal Officer

Annaly Capital Management, Inc.

1211 Avenue of the Americas, Suite 2902

New York, New York 10036

Tel: (212) 696-0100

Fax: (212) 696-9809

_________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

David W. Bernstein

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

Phone: (212) 536-4029

Fax: (212) 536-3901

May 22, 2013

_________________

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability provisions of that Section of the Act, but will be subject to all other provisions of the Act.

1              NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Annaly Capital Management, Inc.

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3              SEC USE ONLY

4              SOURCE OF FUNDS

                PF

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6              CITIZENSHIP OR PLACE OF ORGANIZATION

                Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7              SOLE VOTING POWER

                108,380,960

8              SHARED VOTING POWER

                0

9              SOLE DISPOSITIVE POWER

                108,380,960

10            SHARED DISPOSITIVE POWER

                0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                108,380,960

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                90.0%

14            TYPE OF REPORTING PERSON

                CO

AMENDMENT NO. 6 TO SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
CREXUS INVESTMENT CORP.

Item 1. Security and Issuer.

This Amendment No. 6 relates to the common stock, par value $0.01 per share, of CreXus Investment Corp. (the “Issuer” or “CreXus”), a Maryland corporation. It amends and supplements the Schedule 13D filed by Annaly Capital Management, Inc. (“Annaly”) on September 24, 2009, as amended by Amendment No. 1, dated April 1, 2011, Amendment No. 2, dated November 9, 2012, Amendment No. 3, dated January 31, 2013, Amendment No. 4, dated March 18, 2013, and Amendment No. 5, dated April 17, 2013.

Item 3. Source and Amount of Funds or Other Consideration.

The purchase price of the shares acquired through exercise of the option described in the answer to Item 4 was paid almost entirely with a note. Annaly provided the required funds ($437,928) out of its cash on hand.

Item 4. Purpose of the Transaction.

Item 4 is amended and supplemented as follows:

On May 22, 2013, CXS Acquisition Corporation (“Acquisition”), a wholly owned subsidiary of Annaly, purchased from CreXus 43,792,760 shares of CreXus common stock for $13.05206 per share by exercising an option contained in the Agreement and Plan of Merger (the “Merger Agreement”) dated January 30, 2013 among Annaly, Acquisition and CreXus. Because Acquisition is a wholly owned subsidiary of Annaly, Annaly is the beneficial owner of the shares purchased by Acquisition.

Prior to the time that Acquisition exercised the option, Annaly had transferred all the shares of CreXus common stock that Annaly owned to Acquisition. The purpose of the option exercise was to increase the number of shares owned by Acquisition (including the shares transferred to it by Annaly and shares purchased by it through a tender offer that expired on April 16, 2013) to more than 90% of the outstanding shares of CreXus common stock, so the merger of Acquisition into CreXus could be approved by the Boards of Directors of Acquisition and CreXus, without the need for approval by CreXus’ stockholders.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) are amended and supplemented as follows:

(a)-(b) As a result of the exercise of the option described in Item 4, Annaly, through its wholly owned subsidiary, Acquisition, became the beneficial owner of 108,380,960 shares of CreXus common stock, which is one share more than 90% of the outstanding shares of CreXus common stock.

(c) Except as described in Item 4, Annaly has not effected any transaction involving CreXus common stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 22, 2013

By: /s/ R. Nicholas Singh

Name: R. Nicholas Singh

Title: Chief Legal Officer